Report regarding the addition of Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

On February 24, 2011, Woori F&I Co., Ltd. (“Woori F&I”), a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd. as its subsidiary.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.

•	Financial status as of February 24, 2011 (expected date of establishment):

(unit: millions of KRW)

Total assets	10	Total shareholders’ equity	10

Total liabilities	—	Paid-in capital	10

•	Primary business: Business activities related to the purchase, management and disposition of loans and other incidental instruments pursuant to the Asset Securitization Act.

•	Woori F&I Nineteenth Asset Securitization Specialty Co. Ltd. is a wholly-owned subsidiary of Woori F&I, and is a special-purpose company established under the Asset Securitization Act.

•	Expected financial status as of March 25, 2011 (the expected asset transfer registration date):

(unit: millions of KRW)

Total assets	62,481	Total shareholders’ equity	8,010

Total liabilities	54,471	Paid-in-capital	18

•	Number of all subsidiaries of Woori Finance Holdings after addition: 57

•	Date of addition as a subsidiary: February 24, 2011